Why Lyft's Capital Allocation & Governance Issues Necessitate the Election of Two New, Experienced Board Members

April 2025

VOTE THE BLUE PROXY

△Engine CAPITAL | lyft

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Table of Contents

EXECUTIVE SUMMARY

Engine Has a Strong Reputation as a Long-Term Fundamental Investor and as an Activist

- Engine Capital LP ("Engine," "Engine Capital," or "we") was founded by Arnaud Ajdler in 2013; the firm currently manages ~$1.0 billion on behalf of endowments, pension funds, family offices, and high-net-worth individuals.

- We **invest in high-quality businesses** that have favorable industry dynamics and are **undervalued by the market for temporary or fixable reasons.** Engine has a long history **investing in "marketplace" businesses that share similarities to Lyft, Inc.** ("Lyft" or the "Company").

- Engine typically invests in mid-cap companies in the U.S. and Canada. **As a mid-cap U.S. company that is undervalued because of poor capital allocation and governance, Lyft is an excellent fit for Engine's investment strategy.**

- Since our founding, we have negotiated board representation at 26 public companies, leading to the addition of 42 new directors at these companies.

Engine Uses Activism and Board Representation as a Tool to Create Long-Term Shareholder Value[1]

Other "Marketplace" Businesses That Engine Has Successfully Invested In



- Care.com connects families with local caregivers.

- Publicly called on Care.com to run a strategic sale process following the announcement of the CEO stepping down after a WSJ investigation raised questions about the company's vetting practices.

- Company sold to IAC for $15 per share; achieved ROI of 44%.



- Upwork connects clients and freelancers.

- Publicly called on Upwork to improve operational performance, revitalize the marketplace, optimize the cost structure, reduce equity dilution, use its strong capital position to buy undervalued shares, and strengthen the Board.

- Achieved ROI of 64%.

Companies With Whom Engine Has Worked Constructively



51.0% IRR



16.4% IRR



46.9% IRR



81.6% IRR



42.9% IRR



34.1% IRR



11.5% IRR



68.4% IRR



67.1% IRR



[1] IRR or ROI values are for the period when Engine's first investment was made through our final exit (or market value as of 4/25/2025).

5

Lyft – Company Overview

- Lyft is a San Francisco-based ridesharing and transportation services company. The Company currently operates in the U.S. and Canada and will also operate in Europe after it completes its recently announced acquisition of FREENOW.

  - **Core Lyft:** #2 rideshare player in North America that offers transportation and related services via vehicles, bikes, and scooters. The core business had 25 million customers and over $16 billion in Bookings in 2024, which translated to $6 billion in Revenue, $382 million in Adjusted EBITDA, and $766 million in free cash flow.

  - **FREENOW:** Leading taxi mobility platform operating in over 150 cities across nine European countries (Austria, France, Germany, Greece, Ireland, Italy, Poland, Spain, and the U.K.). Its network consists of over 6 million riders and over €1 billion of profitable Gross Bookings in 2024.

Lyft TSR Since March 2019 IPO

IPO Pricing: $72 per share
IPO Opening: $87 per share

(86%) TSR

Recent Price: $12

Capitalization ($ in millions, except for per share metrics)	
Price	**$12.21**
Shares	418
Market Cap	**$5,104**
Debt	$956
Cash	($1,984)
EV	**$4,076**
Net Cash	**$1,028**
Net Cash per Share	**$2.46**

Fundamentals ($ in millions, except for per share metrics)	2024A	2025E
Revenue	**$5,786**	**$6,481**
y/y Growth	*31.4%*	*12.0%*
EBITDA	**$382**	**$489**
EBITDA Margin	*6.6%*	*7.5%*
FCF	**$766**	**$617**
FCF Margin	*13.2%*	*9.5%*

Valuation	2024A	2025E
EV / Revenue	0.7x	0.6x
EV / EBITDA	10.7x	8.3x
Price / FCF	6.7x	8.3x



Company filings, public materials, Engine analysis, CapitalIQ. Margins represents percentage of Revenue. FYE December 31st. Market values as of 04/25/25. Balance Sheet information as of 12/31/24 and does not factor FREENOW acquisition.

6

How We Got Here: Engine Attempted to Engage Constructively with Lyft to Strengthen Its Board

We invested in Lyft in 2024 and have a ~1% stake in the Company. Over the past two months, we have attempted to engage privately, many times, with the Company to improve its governance, and capital allocation – but Lyft's leadership has rebuffed us and shown no interest in collaborating to improve the Board's composition



02/28/25 — Engine emails Lyft's management team suggesting possible director nominations; seeks a conversation with CEO David Risher.

03/14/25 — Engine proposes **two additional director candidates** outside of formal nomination.

Engine speaks with CEO Risher suggesting to identify a mutually agreeable director candidate, even offering to sign an NDA to help. **Lyft rejects each of these suggestions and remains unwilling to collaborate.**

02/24/25 — Follow-up call with CFO Erin Brewer and VP Aurélien Nolf, reinforcing concerns.

03/06/25 — Call with CEO Risher & VP Nolf to **discuss stock dilution, governance, and strategic options.**

Lyft rejects all of Engine's nominated and proposed director candidates without even interviewing them.

04/07/25

03/26/25

02/19/25 — Initial call with Lyft management to **discuss governance, cost controls, stock dilution, and capital allocation.**

03/04/25 — Lyft provides Engine Capital with requested governance documents.

03/25/25 — Engine delivers private letter to Lyft's Board detailing **governance concerns and strategic recommendations.**

04/08/25 — Engine informs Lyft that it intends to proceed with soliciting proxies in support of its nominees at the upcoming Annual Meeting.

02/25/25 — With the Company's nomination deadline approaching, Engine submits request for director & officer questionnaire.

03/11/25 — **Engine formally nominates Alan L. Bazaar & Daniel B. Silvers for election to Lyft's Board of Directors (the "Board").**

04/02/25 — Engine meets with Lead Independent Director and Chair of the Nominating and Corporate Governance Committee Sean Aggarwal and Chair of the Audit Committee Dave Stephenson to **discuss Lyft's capital allocation, share repurchases, and dual-class structure.**

What This Proxy Contest Is About: Adding Public Company Experience and Capital Allocation Expertise to Lyft's Board

Why is shareholder-driven change justified at Lyft?

✖ **Significant value destruction**

✖ **Inexperienced Board**

✖ **Problematic governance**

✖ **Dual-class share structure**

✖ **Unoptimized balance sheet**

✖ **Poor capital allocation**

✖ **Excessive equity dilution**

What are Engine's goals?

Engine likes Lyft's business, wants to be a long-term shareholder, and is therefore interested in improving its valuation by strengthening the Board's governance and financial sophistication. Engine is seeking to:

1 Add two directors who will bring significant public company board and governance experience, capital allocation expertise, and fresh perspectives

2 Improve governance, and in particular, eliminate the dual-class share structure

3 Improve capital allocation and balance sheet management

4 Update compensation practices to reduce equity dilution

Who are Engine's nominees?

Engine has nominated two highly qualified directors who possess the necessary experience and skillsets to effectively oversee Lyft:





Alan L. Bazaar

✓ Public company director
✓ Public market investment experience
✓ Corporate finance expertise
✓ Governance knowhow

Daniel B. Silvers

✓ Public company director
✓ C-level exec experience
✓ Governance / compensation oversight experience
✓ Capital allocation and capital markets expertise

The Engine nominees have the requisite public market and capital allocation experience to enhance Lyft's long-term value.

We believe our directors and recommendations have the potential to create significant value for Lyft shareholders. This election is also a referendum on the dual-class share structure: shareholders can send a strong message to the Board that it is not acceptable.

Our Vision to Improve Lyft

Our director candidates are committed to acting in shareholders' best interests and working diligently to improve Lyft's governance, financial performance, and share price by encouraging the Board to take actions that include:

☑ **Enhancing governance practices, including eliminating the dual-class share structure and de-staggering the Board**

☑ **Optimizing the Company's balance sheet**

☑ **Improving capital allocation**

☑ **Reassessing equity compensation practices to ensure sustainability by reducing dilution**

☑ **Exploring strategic alternatives, including but not limited to a potential sale of the whole Company**



DISAPPOINTING SHAREHOLDER RETURNS

The Board Has Overseen Significant Value Destruction Over Every Relevant Period

The Board has had ample time to deliver returns for shareholders, but has failed to do so

	Total Shareholder Returns				
	1-Year	**2-Year**	**3-Year**	**5-Year**	**Since IPO**
Lyft	(42.0%)	7.0%	(69.4%)	(64.3%)	(86.1%)
Uber	(2.9%)	132.2%	123.7%	163.4%	N/A
Russell 2000	(5.0%)	8.4%	(2.3%)	61.7%	31.6%
NASDAQ	5.0%	45.4%	38.0%	122.8%	165.0%
Lyft vs. Uber	*(39.1%)*	*(125.2%)*	*(193.1%)*	*(227.8%)*	*N/A*
Lyft. Vs. Russell 2000	*(37.0%)*	*(1.4%)*	*(67.1%)*	*(126.1%)*	*(117.7%)*
Lyft vs. NASDAQ	*(47.0%)*	*(38.5%)*	*(107.4%)*	*(187.2%)*	*(251.1%)*

Engine believes change at the Board level is warranted given the exceptional stock underperformance.


Capital IQ as of 04/14/25 represents unaffected share price prior to Engine Capital's 04/16/25 press release stating it will pursue Board changes at the Annual Meeting. IPO utilizes share price at close of the first trading day, on 03/29/19.

11

Lyft Has Dramatically Underperformed its Direct Peer, Uber, Despite Improved Fundamental Performance

- **Lyft's fundamentals have improved in recent years**, but it has not been reflected in Lyft's valuation, which remains **depressed compared to Uber Technologies, Inc.** ("Uber").
- **Shares of Lyft and Uber used to track very closely**. Over the last three years, their **performance has significantly diverged** with Uber materially outperforming Lyft, reflecting stronger market positioning, **superior capital allocation and better governance**.



Lyft vs. Uber Total Return: Last Five Years

Lyft's underperformance highlights our concerns and reinforces our calls for governance changes and strategic improvements.

Data as of Capital IQ as of 04/25/25.



CORPORATE GOVERNANCE FAILURES

The Board Has Maintained Lyft's Problematic Dual-Class Share Structure

- Lyft's co-founders retain **outsized voting power** (~30%) despite owning a small percentage of equity (~2.3%) and no longer being executives at the Company.

- This structure limits accountability and insulates directors – it's not surprising that Lyft's directors are so inexperienced. **Seven of the Company's 10 directors have no other public company board experience**.

- In addition to the two directors we nominated, Engine suggested another two highly experienced directors. **The Nominating and Governance Committee did not even offer to interview any of the individuals we put forth**, highlighting the insularity and closed-mindedness of the Board.

- Unfortunately, the current Board supports the dual-class share structure despite overwhelming criticism from academia and proxy advisors.

- We believe dual-class share structures are <u>NOT</u> in the best interests of shareholders and are <u>NOT</u> reflective of best-in-class corporate governance practices.

- There are no reasonable arguments to extend super-voting rights and de facto control to founders who are no longer executives at the Company. Unfortunately, the Board and in particular, Mr. Aggarwal, support this structure based on our conversation with him.

> *"We believe the dual-class share structure is a good thing. It allows us to invest for the long term."*

Lyft Lead Independent Director and Chair of the Nominating and Governance Committee Sean Aggarwal in a recent conversation with Engine

Based on Lyft's abysmal TSR, there is no evidence that the Board's plan to invest for the long term will create value for shareholders.

> *"[…] we analyzed the costs and risks that Lyft's IPO structure generates, and we concluded that they are substantial. These problems are expected to decrease the economic value of the low-voting shares that public investors hold (and thus the price at which such shares are expected to trade). Each of the effects that we analyzed can be expected to significantly decrease the economic value of Lyft's low-voting shares that public investors will hold – and should be fully recognized by these investors."*

Lucian Bebchuk and Kobi Kastiel (Harvard Law School), April 3, 2019

Through this election, shareholders can send a strong signal to the Board that the status quo doesn't work and that it's not appropriate for two former executives to continue to control 30% of the vote with 2.3% economic ownership.



Company filings, public materials.





The Board Seems Content to Ignore the Pitfalls of a Dual-Class Share Structure

Engine Capital believes that addressing Lyft's corporate governance shortcomings can drive stronger fundamental performance, result in a clearer strategic direction, boost investor confidence, and enhance market perception – ultimately leading to a higher valuation

Harvard Law School Forum on Corporate Governance

The Perils of Lyft's Dual-Class Structure

Posted by Lucian Bebchuk and Kobi Kastiel (Harvard Law School), on Wednesday, April 3, 2019

Our analysis builds on our earlier research work on multiclass structures, including The Untenable Case for Perpetual Dual-Class Stock (*Virginia Law Review* 2017) and The Perils of Small-Minority Controllers (*Georgetown Law Journal* 2019). Below we identify and analyze in turn two significant problems:

- Tiny-minority controllers: Lyft's IPO structure enables its co-founders to have a practically absolute lock on control (about 49% of the voting power) while holding only a very small stake (less than 5%) of the company's equity capital; and
- Extremely long-lasting lock on control: Lyft's co-founders will be able to retain control for an extremely long period, which could well last for five or six decades, even if they become value-decreasing leaders.

Each of these governance risks can be expected to both (i) decrease the expected per share future value of Lyft by increasing agency costs and distortions, and (ii) increase the discount to a per-share value of Lyft at which low-voting shares of Lyft will trade. Each of these effects would operate over time to reduce the market price at which the low-voting shares of public investors would trade. These effects should thus be taken into account by any public investors that consider holding Lyft shares.

Tiny-Minority Shareholders in Control

Post-IPO, Lyft is a publicly traded dual-class company in which public investors hold low-voting shares entitling them to one vote per share. Lyft's co-founders, Logan Green and John Zimmer, hold high-voting shares entitling them to twenty votes per share. In the case of Lyft, the design of its governance structure gives rise to what we define as tiny-minority controllers (see the typology we introduced in The Perils of Small-Minority Controllers).

FINANCIAL TIMES

Opinion **Markets Insight** + Add to myFT

Lyft's dual-class share structure makes it poisoned at birth

Corporate governance seems to be an afterthought for the issuer and investors alike

Kurt Schacht

Published APR 29 2019

Lyft's prospectus spelt out a dual-class share structure that will drive voting rights and thus corporate control to its co-founders, despite them holding a minority interest of less than 10 per cent in the newly public company. After the initial public offering last month, the co-founders received 20 votes per share, for every one for public shareholders. This is tantamount to "poisoned at birth". It embeds the poison-pill defence against unwanted takeovers or other public shareholder disruptions right up front. Lyft's prospectus cites the very reason for this structure: concentrating voting power with the co-founders. At least investors know what they are getting into. Or do they?

BUSINESS INSIDER

Harvard researchers say that Lyft investors will likely come to regret giving the cofounders so much control with so little stock

By **Becky Peterson**

Apr 6, 2019, 8:30 AM ET

- Lyft's power structure, which gives founders Logan Green and Josh Zimmer a concentration of voting power, "can be expected" to decrease Lyft's share value in the future, according researchers at Harvard Law.
- The dual-class structure means that Green and Zimmer have near-total control over Lyft while collectively owning less than 5% of the company.
- They could also retain significant control while owning as little as 2.65% of the company's equity, the researchers found.
- This could hurt Lyft's shareholders in the long-term, the researchers found, especially since Green and Zimmer won't necessarily be motivated by the same incentives as other shareholders.

Company filings, public materials. Harvard Law School: The Perils of Lyft's Dual-Class Structure (04/03/19). Harvard Law School: Dual-Class Shares: Governance Risks and Company Performance (06/28/19). Harvard Law School: The Untenable Case for Perpetual Dual-Class Stock (04/20/17) Business Insider: Harvard researchers say that Lyft investors will likely come to regret giving the cofounders so much control with so little stock. Financial Times: Lyft's dual-class share structure makes it poisoned at birth (04/29/19). CII.org: Council of Institutional Investors Says Lyft's Planned Dual-Class Structure is Harmful to Investors (03/02/19). SEC.gov: Dual-Class Shares: A Recipe for Disaster (10/15/19). TechCrunch: Lyft co-founder Logan Green retains board seat despite shareholder opposition (06/15/23).







The Board Seems Content to Ignore the Pitfalls of a Dual-Class Share Structure (Cont.)

The governance reforms we're advocating for would not only strengthen Lyft's operational effectiveness but also signal to investors that the Company is committed to maximizing shareholder value

Council of Institutional Investors Says Lyft's Planned Dual-Class Structure is Harmful to Investors

CII Reiterates Call for NYSE, NASDAQ to Curb Listings of New Dual-Class Companies

Washington, D.C., March 2, 2019 — The Council of Institutional Investors (CII) today expressed deep concern about Lyft Inc.'s initial public offering (IPO) filing because of its egregious dual-class share capital structure and the lack of "sunset provisions" to unwind it within a reasonable time period. Sunset provisions are an essential tool for protecting public investors in dual-class companies by ensuring adoption of "one-share, one-vote" voting power that is directly proportional to an investor's capital at risk.

Lyft's IPO filing at the Securities and Exchange Commission revealed plans to create two classes of stock: Class A shares with one vote per share for public shareholders, with the founders holding Class B shares that have 20 votes per share. This means that the founders will have voting control over the company even though their equity stake in Lyft is less than 10%. The Lyft filing is particularly troubling given that dual-class voting structures typically have 10-1 voting power, and as a large private company, Lyft currently is "one-share, one-vote".

Harvard Law School Forum on Corporate Governance

Dual-Class Shares: Governance Risks and Company Performance

Posted by Kosmas Papadopoulos, Institutional Shareholder Services, Inc., on Friday, June 28, 2019

- **Differential voting rights are becoming slightly more common**, primarily among small companies, and are highly concentrated in certain industry groups, such as Media & Entertainment. The proportion of companies in the Russell 3000 with differential voting rights is up one percentage point over the last decade.
- **Investors overwhelmingly favor the one-share, one-vote capital structure**, and they express this preference through their voting at general meetings of companies when given the opportunity.
- **Companies with dual-class share structures face more governance challenges** compared to other companies, as they are more likely to exhibit more problematic corporate governance practices.
- **Dual-class share structures do not necessarily offer an edge on performance**, as the results appear inconclusive. Dual-class companies appear more profitable than their peers, but they fail to show significant improvement in performance compared to their counterparts.

U.S. Securities and Exchange Commission

SPEECH

Dual-Class Shares: A Recipe for Disaster

Rick Fleming, Investor Advocate

ICGN Miami Conference, Miami, Florida | Oct. 15, 2019

Company filings, public materials. Harvard Law School: The Perils of Lyft's Dual-Class Structure (04/03/19). Harvard Law School: Dual-Class Shares: Governance Risks and Company Performance (06/28/19). Harvard Law School: The Untenable Case for Perpetual Dual-Class Stock (04/20/17) Business Insider: Harvard researchers say that Lyft investors will likely come to regret giving the cofounders so much control with so little stock. Financial Times: Lyft's dual-class share structure makes it poisoned at birth (04/29/19). CII.org: Council of Institutional Investors Says Lyft's Planned Dual-Class Structure is Harmful to Investors (03/02/19). SEC.gov: Dual-Class Shares: A Recipe for Disaster (10/15/19). TechCrunch: Lyft co-founder Logan Green retains board seat despite shareholder opposition (06/15/23).

The Board Needs to Address Additional Corporate Governance Shortcomings

Staggered Board Structure

- Directors are elected in **phases**, preventing full Board turnover in a single election.

- This preserves leadership's authority at the expense of the investors they are meant to serve and be accountable to.

- In recent years, there has been an overwhelming trend of declassification across public companies. While 61% of the S&P 500 had staggered boards in 2002, the practice largely fell out of favor in ensuing decades, and only 12% of companies in the index had one in 2022.

Shareholder Rights Limitations

- Lyft has a supermajority vote requirement to adopt, amend, or repeal the bylaws or certain provisions of the charter.

- Shareholders may not act by written consent or call special meetings.

- Directors may only be removed for cause and shareholders are not permitted to fill Board vacancies.

- Directors are elected by plurality voting standard in uncontested elections and the Company lacks a resignation policy when directors fail to receive a majority of votes.

- The Company's director nomination advance notice provisions are onerous and intrusive.

> *"At the time the company became public, several charter or bylaw provisions were in place that fall short of what many investors would consider as best governance practice. These provisions include a classified board and a supermajority vote requirement to adopt, amend, or repeal the bylaws or certain provisions of the charter."*

Institutional Shareholder Services Report on Lyft, 2023

> *"A classified board prevents shareholders from holding directors accountable on an annual basis, can entrench management, and can deter takeovers and proxy contests. The supermajority vote requirement could lock in provisions that may not be in shareholders' best interests and may prevent future shareholders from effecting change."*

Institutional Shareholder Services Report on Lyft, 2023

Beyond the dual-class share structure, governance at the Company is poor.



Company filings, public materials.

Lyft's Board's Inaction Signals Its Lack of Care for Best Governance Practices

At the 2023 Annual Meeting, ISS recommended that shareholders "WITHHOLD" on directors Logan Green and David Risher for the Board's governance flaws and in particular its dual-class share structure. Two years on, the Board and Lead Independent Director Mr. Aggarwal continue to defend one of the worst governance practices

"The adverse provisions have not been removed nor are they subject to a sunset requirement. In this case, no Governance Committee member is standing for election at this year's annual meeting due to the classified board structure. As such, withhold votes are warranted for incumbent director nominees Logan Green and John David Risher."

Institutional Shareholder Services Report on Lyft, 2023

"ISS supports a one-share, one-vote capital structure. Multi-class capital structures with unequal voting rights create a misalignment between economic interest and voting rights, which can disenfranchise shareholders holding stock with inferior voting rights. Additionally, multi-class structures can thwart hostile takeovers by concentrating voting power in the hands of insiders."

Institutional Shareholder Services Report on Lyft, 2023

We are calling for the Board to eliminate Lyft's dual-class structure to level shareholder rights and enhance accountability.



TechCrunch: Lyft co-founder Logan Green retains board seat despite shareholder opposition (06/15/23).





Lyft’s Dual-Class Share Structure Also Completely Contradicts the Values the Company Professes

lyft

WE ALL BELONG

Cultivating a culture of belonging at Lyft

At Lyft, we are committed to cultivating an environment where differences flourish, belonging is paramount, and every team member has the opportunity to thrive. We strive for excellence by attracting, developing, and retaining the highest quality workforce, and by providing a work environment where every team member feels supported and respected. In these ways, we embody our core value: “We All Belong.” Our inclusive culture respects and values both our similarities and differences, enhancing the collective strength of our teams to advance Lyft’s mission of service and connection.

We embrace different perspectives, experiences, and ideas that make us stronger together. When our team feels supported and connected, we create a lasting wave of positive impact on riders, drivers, partners, and cities.

- “WE ALL BELONG” except for the million of small shareholders who don’t have a say!
- Lyft talks about embracing different perspectives and ideas to make “us stronger together.”
- The Company is proud of its inclusive culture.
- But its dual-class share structure signals something completely different: a lack of respect and interest for shareholders’ perspectives.

TechCrunch: Lyft co-founder Logan Green retains board seat despite shareholder opposition (06/15/23).

Case Study: Uber's Dual-Class Share Structure Collapse Led to Greater Alignment and Shareholder Value

Lyft claims its dual-class share structure is beneficial as it allows the Board to invest for the long term. In contrast, Uber eliminated the dual-class share structure, resulting in the creation of tremendous long-term shareholder value

- Uber had a dual-class structure in place which allowed its founder and early investors to maintain control through super voting rights.

- Facing pressure from investors, Uber eventually removed the dual-class share structure and went public with a single share class.

- We believe the increased alignment and accountability is one of the factors leading Uber to command a significantly higher valuation than Lyft.

	lyft	**Uber**
5-Year TSR	**(62.9%)**	**166.9%**
2025E EV / EBITDA Multiple	**8.3x**	**18.2x**



Uber's Governance — Investor Response

Statement of CII Executive Director Ken Bertsch on Key Governance Changes at Uber Technologies

Washington, D.C. Oct. 4, 2017 — "Uber is the latest poster child for the dangers inherent in dual-class corporate capital structures with unequal voting rights. The Council of Institutional Investors (CII) has long opposed dual-class shares at public companies because they rob shareholders of the means to hold senior managers and the board of directors accountable. While Uber is a private company, its unequal voting rights have given founder Travis Kalanick potentially unchecked power to do as he pleases because of his holdings of shares with super-voting rights—even after he stepped down as CEO. CII applauds the Uber board for revoking the super-voting shares in favor of the 'one-share, one-vote' structure that is widely recognized as a corporate governance best practice."

Company filings, public materials. Intelligize: Uber Goes Conventional with IPO Share Structure (04/18/19). AICD: Uber 'dual' comes to an end (10/11/17) CII.org: Uber's Governance—Investor Response (10/04/17). TSRs and multiples per CapitalIQ as of 04/23/25. Figures may not add due to rounding.

POOR CAPITAL ALLOCATION

Lyft's Compensation Needs to Further Evolve – Shareholder Dilution Is Not Sustainable

Lyft's equity dilution has been quite extraordinary over the years, as the below charts demonstrate. While dilution has come down over the last few years, the current number at ~$330 million per year represents close to 8% dilution per year – which is simply unsustainable and not conducive to shareholder value creation

Equity-based compensation per year ($ millions) down ~41.5% per year since 2020 vs. market cap down ~65%



Lyft's number of shares outstanding – CAGR of 12.5% since 2019 vs. revenue growth of 9.9% during same period



Potential Solutions

✓ **Shift to Lower Cost Geographies:** Increase proportion of employees in geographies with lower expectation for equity compensation.

✓ **Shift Equity Mix:** Compensate with more PSUs and options, instead of just RSUs deeper in the organization.

✓ **Cash:** Introduce cash bonuses in lieu of stock.

Shareholders cannot expect good outcomes if dilution persists at the current level.



Capital IQ as of 04/21/25, Lyft filings, and Engine Capital.

22

Lyft’s Balance Sheet Is Overcapitalized and Unoptimized

Lyft’s balance sheet represents a significant strategic opportunity but is not currently being optimized to maximize shareholder value

- **Lyft had ~$2 billion of unrestricted cash and cash equivalents and nearly $1 billion of net cash as of 12/31/24.**
- Net cash represents more than 20% of Lyft’s current market capitalization.
- Pro forma for the FREENOW acquisition, Lyft still has ~$1.8 billion of unrestricted cash and equivalents and over $800 million of net cash.
- **Lyft is expected to generate over $2 billion in additional free cash flow over the next three years.**
- This cash flow currently represents nearly half of Lyft’s current market capitalization.

Lyft's Balance Sheet ($ in millions, except for per share metrics)	12/31/24A	FREENOW	12/31/24PF
Cash and Cash Equivalents	$759	($197)	$562
Short-Term Investments	$1,225		$1,225
Unrestricted Cash	**$1,984**	**($197)**	**$1,787**
Convertible Notes	$390		$390
Long-Term Debt	$566		$566
Total Debt	**$956**	**$0**	**$956**
Net Cash (Debt)	**$1,028**	**($197)**	**$831**
Diluted Shares	414		414
Net Cash (Debt) per Share	**$2.49**	**($0.48)**	**$2.01**

Lyft has a significant untapped opportunity given its strong balance sheet.

Engine Capital, Lyft. The $2 billion in expected free cash flow generation is based on Street estimates for 2025 – 2027 as of 04/23/25.

We Believe the Board Should Be More Aggressive Returning Capital to Shareholders

Under the Board's plan, the number of shares outstanding continues to increase. We believe the Board should take advantage of Lyft's attractive valuation to shrink its share count. Engine believes Lyft has a significant untapped opportunity given its strong balance sheet to offset dilution and then take advantage of Lyft's depressed share price and underperformance

- **The Board recently approved a $500 million share repurchase program to offset dilution.**
  - This repurchase program would not even cover two years of equity dilution.
  - The share count is expected to continue to increase.

- **We believe the Board should be more aggressive returning capital to shareholders and start reducing Lyft's share count.**
  - We have suggested the Board approve a $500 million to $1,000 million accelerated share repurchase ("ASR") to immediately make a dent in the share count and signal the Board's focus on proper capital allocation.

- **Even with a $1 billion ASR, Lyft would still end the year with a net cash position pro forma of the recently announced FREENOW acquisition.**

Lyft's Balance Sheet ($ in millions)	$500M ASR	$750M ASR	$1B ASR
12/31/24 Pro forma net cash for FREENOW acquisition	**$831**	**$831**	**$831**
2025E FCF	$556	$556	$556
Buyback (assumes half of current $500M buyback authorization is deployed in 2025)	($250)	($250)	($250)
ASR (Engine's recommendation)	**($500)**	**($750)**	**($1,000)**
12/31/25E Pro forma net cash for FREENOW acquisition	**$637**	**$387**	**$137**

We recommend the Board immediately implement a $750 million ASR. This would still leave Lyft with close to $400 million of net cash at the end of 2025, giving the Company plenty of financial flexibility to invest in the business or do M&A.

Engine Capital, Lyft. 2025E FCF based on 90% of current Street estimate of $617m as of 04/23/25 and the "Buyback" column assumes that Lyft's current $500m authorization is deployed over two years.

Engine Recommends Lyft Execute a $750 Million Accelerated Share Repurchase Program

Lyft is in a unique financial position where executing an ASR program could unlock significant shareholder value for long-term shareholders

1. Stock Underperformance and Valuation Create a Compelling Entry Point

- Lyft's share price has **significantly lagged the overall market, as well as Uber,** and **remains depressed despite fundamental improvements**.
- The market **has not properly priced in Lyft's financial strength**, offering an opportunity to repurchase shares at an attractive valuation.

2. Strong Balance Sheet & Net Cash Position Provide Flexibility

- Lyft has a **large net cash position,** reducing balance sheet risk and eliminating concerns about excessive leverage.
- The Company **can deploy excess cash into repurchasing shares** without compromising operations or growth investments.

3. Profitable Operations Support Buybacks Without Straining Cash Flow

- **Lyft's strong profitability and cash generation** mean an ASR can be funded without negatively impacting liquidity or capital allocation priorities.
- With **strong sustainable free cash flow**, the Company can repurchase shares aggressively **without sacrificing reinvestment capacity**.

4. ASR Sends a Powerful Signal to the Market

- A well-timed ASR **demonstrates confidence in Lyft's financial trajectory**, potentially attracting investors who see the buyback as a sign of undervaluation.
- An ASR reduces the share count immediately, amplifying per share valuation metrics (i.e., EPS, free cash flow per share, etc.).
- By shrinking the float, Lyft can enhance long-term shareholder returns, improving sentiment among institutional investors as well as employees and other stakeholders.

5. Lyft Must Act Before Market Perception Improves

- Once investor confidence rebounds, Lyft's stock is likely to recover, making share repurchases **less accretive at higher valuations**.
- **Acting now** capitalizes on the **current disconnect between valuation and fundamentals**, ensuring **maximum impact** from the buyback.

> **Lyft's stock underperformance, low valuation, strong balance sheet, and robust cash flow generation create an ideal scenario for an ASR program. By executing now, Lyft can boost shareholder value, reinforce market confidence, and optimize capital allocation.**

Lyft Provided Very Little Financial Information in its Recent Announcement of the FREENOW Acquisition

Lyft announced the ~$200 million acquisition of FREENOW, a business that is Adjusted EBITDA breakeven. As shareholders, it is impossible to evaluate the financial attractiveness of this transaction given the lack of information provided by the Board. We would have liked to get answers to the following basic questions regarding the transaction:

1   **What is the historical financial profile of FREENOW in terms of growth and profitability? What are expectations for the next three years?**

2   **What are the expected synergies between Lyft and FREENOW?**

3   **What is the expected return profile of this acquisition and how does it compare to Lyft's cost of capital?**

4   **What are the CapEx requirements of this business and therefore what is the free cash flow of this business? When does Lyft expect FREENOW to become free cash flow positive?**

5   **Why is spending ~$200 million on FREENOW a better use of capital than repurchasing shares at the current depressed valuation?**

6   **After claiming for years that Lyft's focus on the North American market was a positive, why has the Board now decided to enter the European market?**

We would have expected a financially savvy Board to provide responses to many of those questions. Engine's nominees have significant capital allocation and capital markets experience and would address these deficiencies.



THE PATH TO ENHANCED VALUE CREATION AT LYFT

Our Vision to Improve Lyft Begins With Strengthening the Board by Adding Two Directors Who Possess Relevant Expertise

Our director candidates are committed to acting in shareholders' best interests and working diligently to improve Lyft's glaring governance deficiencies, capital allocation issues, and financial performance by encouraging the Board to take actions that include:



Enhancing governance practices, including the elimination of the dual-class share structure and de-staggering of the Board



Optimizing the balance sheet



Improving capital allocation



Reassessing equity compensation practices to ensure sustainability by reducing dilution



Exploring strategic alternatives, including but not limited to a potential sale of the whole Company











Alan L. Bazaar

Mr. Bazaar is an experienced public company director and investment manager with expertise in corporate finance, M&A, and governance, including structuring executive compensation plans

- ✓ CEO of Hollow Brook Wealth Management, an investment advisory services firm. Former Managing Director and Portfolio Manager at Richard L. Scott Investments, LLC, a private investment firm where he co-managed the public equity portfolio.
- ✓ Member of the board of directors of Orthofix Medical Inc. (NASDAQ: OFIX), a medical technology company.
- ✓ Former Supervisory Senior Consultant at Arthur Anderson LLP, where he worked in the Assurance and Financial Buyer's Practices group and in the Business Fraud and Investigation Services unit.
- ✓ Significant public company board experience includes:
  - ✓ Former member of the board of directors of Wireless Telecom Group, Inc. (NYSE AMERICAN: WTT), PDL BioPharma, Inc. (formerly NASDAQ: PDLI), Hudson Global, Inc. (NASDAQ: HSON), Sparton Corporation (formerly NYSE: SPA), LoJack Corporation (formerly NASDAQ: LOJN), NTS, Inc. (formerly NYSE AMERICAN: NTS) and Media Sciences International, Inc. (formerly NASDAQ: MSII).
  - ✓ Track record of significant value creation that includes.

LOJACK	NTS	MEDIA SCIENCE INTERNATIONAL	ORTHOFIX
126% TSR	**122% TSR**	**104% TSR**	**19% TSR**

Public materials. TSR per CapitalIQ based on effective appointment date to either sale of the company, retirement from the Board or stock price as of 4/25/25













Daniel B. Silvers

Mr. Silvers has considerable public company director and C-level executive experience, as well as expertise in corporate finance, capital allocation, capital markets, and governance

- ✓ Managing Member of Matthews Lane Capital Partners, an investment firm. Former Executive Vice President and Chief Strategy Officer at Inspired Entertainment, Inc. (NASDAQ: INSE), a gaming technology company and former Chief Executive Officer and director of Leisure Acquisition Corp. (NASDAQ: LACQ), a special purpose acquisition company, and
- ✓ Executive Chairman of Winventory, Inc., a tech-enabled event ticketing company.
- ✓ Member of the board of directors of MRC Global, Inc. (NYSE: MRC) and ModivCare Inc. (NASDAQ: MODV)
- ✓ <u>Significant public company board experience includes:</u>
  - ✓ Former member of the board of directors of Avid Technology, Inc. (NASDAQ: AVID), PICO Holdings, Inc. (NASDAQ: PICO), Forestar Group Inc. (NYSE: FOR), Ashford Hospitality Prime (NYSE: AHP), International Game Technology (NYSE: IGT) and Universal Health Services, Inc. (NYSE: UHS).
  - ✓ Track record of significant value creation that includes:

AVID	PICO Holdings	UHS Universal Health Services, Inc.	FORESTAR
429% TSR	**62% TSR**	**114% TSR**	**16% TSR**

Public materials. TSR per CapitalIQ based on effective appointment date to either sale of the company, retirement from the Board or stock price as of 4/25/25.

Our Directors Are Fit for Purpose

> "**Alan Bazaar and Daniel Silvers are two very experienced public company directors with track records of significant value creation. They both have a strong financial and capital allocation background – which is critical at Lyft – but they approach these areas from different perspectives. Alan comes at it from a public company shareholder perspective, while Daniel brings an operator's perspective. Their views are additive and complementary, and together they would be able to advocate for shareholders' interests in the boardroom. Additionally, their election would send a strong message to the Board that the current dual-class share structure is no longer appropriate**"

Arnaud Ajdler, Managing Member of Engine Capital



Engine Opposes the Reelection of Sean Aggarwal and Betsey Stevenson

Mr. Aggarwal and Ms. Stevenson both serve on the Nominating and Corporate Governance Committee, which has promoted the dual-class share structure, and both lack the experience that Lyft's Board needs



Sean Aggarwal
Director Since: <u>2016</u>
Other Public Boards: Yes
TSR under his watch:
<u>NEGATIVE 86%</u>

x Chair of the Nominating and Governance Committee.

x Long-tenured director who has supervised abysmal TSR (negative 86% since the IPO).

x Defends the dual-class share structure.

x Has overseen extraordinary equity dilution to employees.

x Current focus is on early-stage investments; Former CFO of Trulia.

> *Mr. Aggarwal's poor track record at Lyft shows a lack of financial sophistication despite his finance background. He also has a record of value destruction on his other boards.*



Betsey Stevenson
Director Since: 2023
Other Public Boards: <u>No</u>
TSR under her watch:
<u>NEGATIVE 37%</u>

x Member of the Nominating and Governance Committee.

x No evidence of any professional experience outside of academia and government work.

x Tenuous connection between her background and Lyft's business.

x **No other public company board experience.**

> *No relevant business experience, has never worked in private sector, has never been on another public board and lacks financial sophistication. We question why Ms. Stevenson was appointed in the first place.*


Company filings, company press releases, TSR calculated as the relative return between Lyft and Uber except for the 4 directors who were already involved at the IPO where we use Lyft's returns since the IPO.

32

Lyft's Shareholders Have a Clear Choice – Alan Bazaar and Daniel Silvers or Sean Aggarwal and Betsey Stevenson

Engine Capital's Highly Qualified Nominees

Alan Bazaar

- ✓ Significant capital allocation experience with background as a portfolio manager of a public equity portfolio and currently CEO of an investment advisory services firm.
- ✓ Significant public company board experience – 8 prior and current directorship.
- ✓ Deep governance experience.
- ✓ Significant M&A experience.
- ✓ Bring a shareholder mindset in the boardroom.
- ✓ Track record of significant value creation.

Daniel Silvers

- ✓ Former C-level executive as Chief Strategy Officer at Inspired Entertainment.
- ✓ Currently Executive Chairman of Winventory, a tech-enabled event ticketing company.
- ✓ Significant public company board experience – 8 prior and current directorship.
- ✓ Deep understanding of how to structure compensation programs to best incentivize management.
- ✓ Significant capital allocation and M&A experience.
- ✓ Bring a shareholder mindset in the boardroom.
- ✓ Track record of significant value creation.

Lyft's Class III Directors Who Have Overseen Value Destruction and Flawed Governance, and Lack Relevant Skillsets

Sean Aggarwal

- ✗ Lyft director since 2016 (prior to Lyft's IPO), Lead Independent Director since April 2023 and Chair of the Nominating and Governance Committee.
- ✗ Supports the dual-class share structure based on conversation with Engine.
- ✗ Has overseen significant value destruction since the IPO – TSR of -86%.
- ✗ Has overseen tremendous equity issuance, resulting in significant dilution.
- ✗ Disastrous TSR at the three other public companies he has been on the board of:

    - ✗ Yatra Online (Nasdaq: YTRA) – TSR of (75.3%)
    - ✗ Arlo Technologies (NYSE: ARLO) – TSR of (27.4%)
    - ✗ Sonder Holdings (Nasdaq: SOND) – TSR (93.6%)

- ✗ Since 2016, CEO of Soar Capital focusing on early-stage technology companies; Finance background including CFO of Trulia, an online real estate company.

Betsey Stevenson

- ✗ Economics professor at the University of Michigan.
- ✗ Short stint in government at the U.S. Department of Labor.
- ✗ No apparent experience outside of academia or government.
- ✗ No other public company experience.
- ✗ If you're wondering why Ms. Stevenson is on the Board, this is essentially the Company's spin: "*Ms. Stevenson adds value because she studies labor economics and Lyft employs a lot of labor.*"



Public materials. TSR's per CapitalIQ as of 04/18/25. Sean Aggarwal's TSR at (1) YTRA based on appointment effective 03/01/18 and retirement on 01/18/22, (2) ARLO based on appointment effective 10/26/18 through 04/18/25, (3) SOND based on 10/24/22 through 04/18/25.

33

We Do Not Oppose the Reelection of the Other Two Directors Eligible in 2025

In contrast to Mr. Aggarwal and Ms. Stevenson, we believe Mr. Cohen and Ms. Beggs' work experience is additive to Lyft's Board



Ariel Cohen
Director Since: 2021
Other Public Boards: <u>No</u>
TSR under his watch:
<u>NEGATIVE 120%</u>

- Product management background in software; currently CEO of a corporate travel and payments company.
- Has overseen abysmal TSR since joining the Board in 2021.
- **No other public company Board experience.**

We believe Mr. Cohen's product management background makes sense for a company like Lyft.



Jill Beggs
Director Since: 2023
Other Public Boards: <u>No</u>
TSR under her watch:
<u>NEGATIVE 50%</u>

- Senior executive in the insurance industry. Currently Reinsurance Executive Vice President and COO of Everest Group.
- **No other public company Board experience.**

Given the role that insurance plays in Lyft's business, we believe it makes sense to have Ms. Beggs on the Board.

 Company filings, company press releases, TSR calculated as the relative return between Lyft and Uber except for the 4 directors who were already involved at the IPO where we use Lyft's returns since the IPO.

34

Lyft's Board Has Extremely Limited Public Board Experience and Financial Sophistication

Seven of Lyft's 10 directors have no prior experience serving on another public company board. Additionally, 4 out of 10 members – including Co-Founders Logan Green and John Zimmer and Lead Director Sean Aggarwal – are legacy directors from before the IPO.



David Risher
Director Since: 2021
Other Public Boards: <u>No</u>
TSR under his watch:
<u>NEGATIVE 139%</u>

- Current Lyft CEO.

- Former senior executive at Amazon.

- Director at Lyft since 2021. Has overseen poor absolute and relative TSR since becoming CEO.

- **No other public company Board experience.**



Logan Green
Director Since: <u>2007</u>
Other Public Boards: Yes
TSR under his watch:
<u>NEGATIVE 86%</u>

- Lyft Co-Founder and Chair since April 2023.

- Prior CEO who stepped down in 2023; abysmal TSR under his leadership.

- No obvious other corporate experience.

- Partner at early-stage venture firm.



John Zimmer
Director Since: <u>2010</u>
Other Public Boards: <u>No</u>
TSR under his watch:
<u>NEGATIVE 86%</u>

- Lyft Co-Founder and Vice Chair.

- Prior Lyft President & COO who stepped down in 2023; abysmal TSR under his leadership.

- No obvious other corporate experience.

- **No other public company Board experience.**

The jury is still out.

We question whether the two co-founders and former executives should remain on the Board when their collective economical ownership is only ~2.3% and when the company has significantly evolved under new leadership. We believe that they would no longer be on the Board if not for the dual-class structure, highlighting the Company's problematic governance.



Lyft's Board Has Extremely Limited Public Board Experience and Financial Sophistication (Cont.)

Seven of Lyft's 10 directors have no prior experience serving on another public company board. Additionally, 4 out of 10 members – including Co-Founders Logan Green and John Zimmer and Lead Director Sean Aggarwal – are legacy directors from before the IPO.



Dave Stephenson
Director Since: 2023
Other Public Boards: No
TSR under his watch:
NEGATIVE 175%

- Senior executive at Amazon and Airbnb (including CFO of Airbnb and financial roles at Amazon).
- **No other public company Board experience.**

While in theory Mr. Stephenson should be financially sophisticated as a current CFO, the unoptimized balance sheet and the excessive equity dilution has taken place under his watch.



David Lawee
Director Since: 2017
Other Public Boards: No
TSR under his watch:
NEGATIVE 86%

- Former senior executive at Google and former partner at CapitalIG.
- Venture capitalist.
- Long-tenured director who has supervised terrible TSR.
- CapitalIG exited its stake but surprisingly remains on the Board with limited financial incentives.
- **No other public company Board experience.**

Investment professional focused on early-stage companies, exited his stake in Lyft, and has overseen abysmal TSR and exceptional equity dilution.



Janey Whiteside
Director Since: 2023
Other Public Boards: Yes
TSR under his watch:
NEGATIVE 67%

- Senior executive at American Express, Walmart, and the Consello Group.

We have no opinion on Ms. Whiteside.


Company filings, company press releases, TSR calculated as the relative return between Lyft and Uber except for the 4 directors who were already involved at the IPO where we use Lyft's returns since the IPO

36

We Believe the Board's Fundamental Issue Is Its Lack of Experience and Financial Sophistication – It Simply Does Not Know Better

1. Most Lyft directors don't have another reference point since they have never been on another public board.

- Seven out of the 10 directors have never been on another public board.

- Those seven directors have never seen anything but a dual-class structure. They don't understand what it means to be accountable to shareholders. They don't understand what good governance looks like.

2. The Board lacks capital allocation experience, financial sophistication, and a shareholder mindset.

- Some of the directors are on paper financially sophisticated – but in practice, they have overseen extremely poor financial decisions (unoptimized balance sheet, excessive equity dilution). This begs the question: do they get it or do they not care?

- CFOs don't necessarily have an investor mindset or capital allocation experience.

- The Board's professional experience skews towards early-stage company / Silicon Valley mindset, which is very different than Lyft today. The Company is a more mature free cash flow generating business.

- The only independent director who had skin in the game was Mr. Lawee but he sold all of CapitalIG's stock. Now, there is no shareholder representative on the Board.

3. It is tough to understand the composition of the Board.

- Four pre-IPO directors who have overseen tremendous value destruction, including two former executives and a VC (Mr. Lawee) who sold all his stock. It is highly unusual for former employees to remain on the Board after they are no longer executives.

- An economics professor with no private sector experience and no public company board experience. If you're wondering why Ms. Stevenson is on the Board, this is essentially the Company's spin: "*Ms. Stevenson adds value because she studies labor economics and Lyft employs a lot of labor.*"

4. The Board is closed-minded and entrenched.

- We proposed 4 potential candidates – the Board and Nominating and Governance Committee did not even offer to meet them. This behavior is a direct result of the dual-class structure and the directors' lack of experience.

- Directors are not accountable to shareholders and feel safe in their positions. In 12 years at Engine, this is the first time a board won't offer to meet nominees we have put forward and that says it all. Shareholders can change this mindset at this election.



Engine Capital and public information.

37

Correcting the Record: Why We Believe Our Candidates Are Needed in Lyft's Boardroom

The Board's Views	Engine's Responses
"We are already doing it, we have reduced equity compensation, we have announced a $500 million buyback."	While we recognize Lyft's efforts to reduce equity dilution, the number is still completely unsustainable, and the Company has not communicated additional efforts to further reduce the current run rate dilution of ~8%. Similarly, the $500 million share buyback announcement is a step in the right direction but still completely insufficient given Lyft's net cash position and free cash flow generation, which ensure the balance sheet will remain unoptimized unless the Board becomes more aggressive in returning capital.
"Our Board has enough financial expertise, we have 2 CFOs, Engine's directors would not add any value."	We are surprised the Board could reach this conclusion about our candidates without ever even talking to them. Yes, the Board has two CFOs but that doesn't mean they have capital allocation experience or a shareholder mindset. The unoptimized balance sheet and the inappropriate dilution have taken place under their watch. We also believe the Board's experience (including for these two CFOs) tilts towards early-stage companies, which is not the right framework for Lyft, a more mature company that generates significant free cash flows. **Our nominees would add a shareholder mindset and a different capital allocation framework .**
"[…] and both have little to no experience serving on the boards of public companies of a similar size or complexity to Lyft."	Engine's two nominees have been cumulatively on 16 boards. By contrast, seven of Lyft's 10 directors have never been on another public company board.

Company filings, public materials. Engine Capital.

Correcting the Record: Why We Believe Our Candidates Are Needed in Lyft's Boardroom (Cont.)

The Board's Views	Engine's Responses
"With respect to the two director candidates nominated by Engine Capital, the board of directors reviewed their qualifications closely and with an open mind. That review highlighted that neither candidate has experience in technology, transportation networks or marketplace businesses […]."	Our candidates have great track records of significant value creation across a wide array of industries, having been cumulatively on 16 boards. Lyft's issues are governance and financial in nature anyway. A number of the directors (including Ms. Stevenson) do not have experience in technology, transportation networks, or marketplace businesses.

Company filings, public materials. Engine Capital.



Conclusion: At This Year's Annual Meeting, Shareholders Can Send a Message That Lyft's Governance Structure Needs to Change

"This is not an easy fight given the dual-class share structure, which gives the founders control over 30% of the vote with only an economic interest of ~2.3% of the Company. But this election is a referendum on a governance structure that is not in the best interests of the shareholders. Shareholders can send a clear message to the Board that change is required."

Arnaud Ajdler, Managing Member of Engine Capital

Vote <u>FOR Engine's nominees on the BLUE universal proxy card</u> and <u>WITHHOLD on incumbent directors Sean Aggarwal and Betsey Stevenson</u>.

THANK YOU